Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio data)

	Year Ended December 31,
	2014		2013		2012		2011		2010
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interests and income from equity investees	$1,449		$1,426		$1,143		$1,026		$510
add: Fixed charges	457		424		380		328		321
add: Distributed income of equity investees	105		55		40		23		9
add: Amortization of capitalized interest	4		3		2		2		1
less: Capitalized interest	(48)		(38)		(36)		(25)		(16)
Total Earnings	$1,967		$1,870		$1,529		$1,354		$825

FIXED CHARGES (1)
Interest expensed and capitalized (2)	$400		$371		$336		$298		$281
Amortization of debt expense	10		10		10		10		8
Portion of rent expense related to interest (33.33%)	47		43		34		20		32
Total Fixed Charges	$457		$424		$380		$328		$321

RATIO OF EARNINGS TO FIXED CHARGES (3)	4.30	x	4.41	x	4.03	x	4.13	x	2.57	x

(1)                                     For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)                                     Includes interest costs attributable to borrowings for hedged inventory purchases of $12 million, $30 million, $12 million, $20 million and $17 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.

(3)                                     Ratios may not recalculate due to rounding.